

Mailstop 3233

March 30, 2016

Via E-mail
Benjamin S. Miller
Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Fundrise Midland Opportunistic REIT, LLC
1519 Connecticut Avenue NW, Suite 200
Washington, DC 20036

    Re: Fundrise Midland Opportunistic REIT, LLC
            Amendment No. 1 to
            Draft Offering Statement on Form 1-A
            Submitted March 15, 2016
            CIK No. 0001661023

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Notes to Balance Sheet

Note 5. Subsequent Events, page F-7

1.   We note the revision to your subsequent events footnote which reflects the termination of Michael McCord on February 9, 2016. Please tell us how the auditor determined it was not necessary to update the date of their report. Alternatively, include an updated audit report in the next amendment to your offering statement.

Appendix A: Prior Performance Tables

Table III – Operating Results of Prior Programs, page A-3

2.   Please revise Table III to provide distribution data per $1,000 invested, including separately quantifying each source of distributions. For example, please provide separately the distributions paid from (i) cash flow from operations, (ii) sale of assets, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify. Refer to Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Jaime G. John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Mark Schonberger
       Goodwin Procter LLP